Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094


                             NORTH FORK BANCORP
 275 BROADHOLLOW ROAD, MELVILLE, NY 11747 (631) 844-1258 FAX (631) 844-1471

FOR IMMEDIATE RELEASE               INVESTOR:   DANIEL M. HEALY
---------------------                           EXECUTIVE VICE PRESIDENT
                                                CHIEF FINANCIAL OFFICER
                                                (631) 844-1258

                                       PRESS:   KEKST AND COMPANY
                                                ROBERT D. SIEGFRIED
                                                (212) 521-4800


          NORTH FORK ANNOUNCES EXPIRATION OF DIME EXCHANGE OFFER,
            ITS COMMITMENT TO PURSUE A RECONSTITUTED DIME BOARD,
                   A 10% COMMON SHARE REPURCHASE PROGRAM
                        AND QUARTERLY CASH DIVIDEND

      MELVILLE, N.Y. - SEPTEMBER 28, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE: NFB) announced today that its Board of Directors, at a reconvened board meeting, approved the following significant corporate actions:

o A decision to have the Exchange Offer for the proposed acquisition of Dime Bancorp, Inc. expire on September 29, 2000, while reaffirming its commitment to replace two-thirds of Dime's Board
o A common stock repurchase program of up to 10% of outstanding shares or approximately 17 million shares, and
0 The declaration of a regular quarterly dividend of 18 cents per common share

      Commenting on these actions, John Adam Kanas, Chairman, President and Chief Executive Officer said, "With yesterday's approval, the Federal Reserve now joins the other regulatory agencies in clearing the path for North Fork to acquire Dime. This recent action effectively refutes Dime's allegations regarding North Fork's management, its ability to integrate both organizations, North Fork's cost savings estimates, anti-trust violations and other matters. Despite these validations and Dime shareholders' overwhelming support of our proposal to withhold authority at their most recent annual meeting, we believe that it is unlikely that the present Dime Board will engage in the constructive dialogue we have been seeking. Accordingly, we have concluded to allow the formal exchange offer to expire at this time. We are appreciative of the tremendous support demonstrated by our own shareholders during this period. We cannot, however, continue to allow the pendency of the exchange offer to impede our ability to take advantage of other value-building strategies that are eminently executable."

      Regarding today's buyback announcement, Kanas commented, "These measures are directed toward giving North Fork shareholders the benefit of our rapidly accumulating capital with a repurchase program that we could not have undertaken while the Dime Exchange Offer remained outstanding."

      With regard to the nomination of an opposition slate of Directors, North Fork affirmed its intention to continue to pursue a reconstitution of Dime's board of directors by nominating a majority of new board candidates to oppose the two classes of Dime's directors that North Fork believes must be put up for election no later than at the next annual meeting. Five of those candidates have already been announced in connection with North Fork's attempt to have Dime conduct a special meeting to fill the seats currently occupied by the directors that failed to be re-elected at Dime's annual meeting. North Fork's nominees will be committed to pursuing the sale or merger of Dime with a view toward maximizing value for Dime shareholders.

      North Fork also said that in light of the expiration of the exchange offer, it will be terminating its agreement with FleetBoston Financial Corp. pursuant to which Fleet would have made an equity investment in North Fork to finance the cash portion of the offer.

      The common stock repurchase program of up to 10% of shares outstanding will be done from time to time in open market or through private transactions, subject to market conditions. The repurchased shares will be used for general corporate purposes. At June 30, 2000, the Company's leverage ratio approximated 9%, well in excess of regulatory requirements.

      The quarterly cash dividend of 18 cents per share is payable on November 15, 2000 to shareholders of record on October 26, 2000.

      North Fork, with total assets of approximately $15 billion, operates 154 branch locations throughout the New York Metropolitan area and Connecticut.

                                 * * * * *
Investors and security holders are advised to read North Fork's proxy statement (when it becomes available) with respect to the persons nominated by North Fork to serve on the Dime board of directors in the event that a special meeting of Dime stockholders is called by Dime for the purpose of electing directors to the Dime board of directors. Investors and security holders may obtain a free copy of the proxy statement (when it becomes available), any amendments or supplements thereto (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Copies of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., toll-free at 1-800-755- 7250.

North Fork, its directors and executive officers and the persons nominated by North Fork to serve on the Dime board of directors may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on
Schedule 14A filed on August 10, 2000 by North Fork with the Securities and Exchange Commission.